Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

AGNICO EAGLE EXERCISES PERSHIMCO WARRANTS

Toronto, Ontario (July 10, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) announced today that it has exercised the 19,800,000 warrants (the “Warrants”) of Pershimco Resources Inc. (“Pershimco”) that it acquired under a private placement on January 28, 2014.  On July 10, 2014, Pershimco amended the exercise price of the Warrants to Cdn.$0.40 per Common Share until August 9, 2014, after which the exercise price reverts to the previous exercise price of Cdn.$0.54 per Common Share for the duration of the term of the Warrants.

With the 19,800,000 Common Shares issued on exercise of the Warrants, Agnico Eagle now holds 39,600,000 Common Shares.  Pershimco has advised Agnico Eagle that warrants exercisable for the issuance of an additional 4,027,005 Common Shares held by another party were exercised concurrently with the exercise of Warrants held by Agnico Eagle and, accordingly, on the exercise of the Warrants, the Common Shares held by Agnico Eagle will represent approximately 17.8% of the issued and outstanding Common Shares.

Agnico Eagle is acquiring the Common Shares for investment purposes.  Depending on market conditions, Agnico Eagle may, from time to time, acquire additional securities of Pershimco or dispose of some or all of the Common Shares.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Forward-looking statements

The information in this news release has been prepared as at July 10, 2014. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “expected”, “will” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements relating to exercise of the Warrants and Agnico Eagle’s ownership of Common Shares and Warrants following that date. The material factors and assumptions used in the preparation of forward-looking statements contained herein, which may prove to be incorrect include, but are not limited to, that the exercise of the Warrants occurs concurrently with the exercise of warrants by a third party.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Agnico Eagle. Agnico Eagle disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

To obtain a copy of the early warning report filed by Agnico Eagle with the Canadian securities regulatory authorities relating to the exercise of the Warrants, contact David Wong, Manager, Investor Relations at (416) 947-1212.